Exhibit 99.1

May 6, 2021	TSX | NYSE | LSE: WPM
Vancouver, British Columbia
Designated News Release
FIRST QUARTER 2021 FINANCIAL RESULTS

WHEATON PRECIOUS METALS ANNOUNCES

RECORD REVENUE FOR THE FIRST QUARTER OF 2021

“Wheaton’s first quarter results illustrate the strength and growth profile of our diversified, high-quality portfolio with record revenue achieved and over $230 million in operating cash flow generated. As a result of these strong results, we have increased our dividend for the third quarter in a row and now have net cash on the balance sheet, which we will look to deploy to further grow our sector-leading portfolio,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “We are excited to report our first production of cobalt from the Voisey’s Bay mine in Canada and look forward to having many more years of what we believe is the most environmentally friendly, socially responsible cobalt production in the world. In addition, in the first quarter, we added a new precious metals stream on a top-tier copper development project, Santo Domingo, which should provide additional growth. Our corporate development team remains exceptionally busy evaluating a host of new opportunities, and as always, Wheaton is focused on ensuring our growth is both accretive and sustainable for all of our stakeholders.”

First Quarter 2021 Highlights:

•	$232 million in operating cash flow during the first quarter.
•	Record quarterly revenue of $324 million during the first quarter.
•	Revolving facility fully repaid during the quarter, resulting in $191 million of cash on hand.
•	Declared quarterly dividend[1] of $0.14 per common share representing the third quarterly dividend increase in a row and a 40% increase relative to Q1 2020.
•	First cobalt and silver deliveries from the Voisey’s Bay and Cozamin mines, respectively.
•	New precious metal purchase agreement in respect to the Santo Domingo project.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q1 2021	Q1 2020	Change
Units produced
Gold ounces	77,733	94,999	(18.2)%
Silver ounces	6,754	6,704	0.7%
Palladium ounces	5,769	5,312	8.6%
Cobalt pounds	1,160,921	-	n.a.
Gold equivalent [2]	190,359	194,901	(2.3)%
Units sold
Gold ounces	75,104	100,405	(25.2)%
Silver ounces	6,657	4,928	35.1%
Palladium ounces	5,131	4,938	3.9%
Cobalt pounds	132,277	-	n.a.
Gold equivalent [2]	175,419	175,154	0.2%
Revenue	$324,119	$254,789	27.2%
Net earnings	$162,002	$94,896	71%
Per share	$0.360	$0.212	69.8%
Adjusted net earnings [1]	$161,132	$104,533	54.1%
Per share [1]	$0.358	$0.233	53.6%
Operating cash flows	$232,154	$177,588	30.7%
Per share [1]	$0.516	$0.397	30.0%

All amounts in thousands except gold, palladium & gold equivalent ounces and cobalt pounds produced & sold, per ounce/pound amounts & per share amounts.

Financial Review

Revenues

Revenue was $324 million in the first quarter of 2021 representing a 27% increase from the first quarter of 2020 due primarily to a 27% increase in the average realized gold equivalent² price.

Cash Costs and Margin

Average cash costs¹ in the first quarter of 2021 were $449 per gold equivalent² ounce as compared to $382 in Q1 2020. This resulted in a cash operating margin¹ of $1,399 per gold equivalent² ounce sold, an increase of 30% as compared with the first quarter of 2020.

Balance Sheet (at March 31, 2021)

•	Approximately $191 million of cash on hand.
•	The Company’s $2 billion revolving term loan (the “Revolving Facility”) fully repaid.
•	During Q1 2021, the company received $112 million in proceeds from the sale of its remaining equity investment in First Majestic Silver Corp. (“First Majestic”).
•	During Q1 2021, the Company has repaid $195 million under the Revolving Facility.
•	The average effective interest rate for Q1 2021 was 1.17%.

First Quarter Asset Highlights

Salobo: In the first quarter of 2021, Salobo produced 46,600 ounces of attributable gold, a decrease of approximately 25% relative to the first quarter of 2020 due to lower throughput. According to Vale S.A.’s (“Vale”) First Quarter 2021 Production and Sales Report, throughput at Salobo was impacted due to changes in maintenance routines which restricted mine movement, with further impacts on feed grade for the quarter. As per Vale’s First Quarter 2021 Performance Report, physical completion of the Salobo III mine expansion was 73% at the end of the first quarter and is on track for start-up in the first half of 2022.

Peñasquito: In the first quarter of 2021, Peñasquito produced 2.2 million ounces of attributable silver, a decrease of approximately 17% relative to the first quarter of 2020 primarily due to the mining of lower grade material as per the mine plan.

Antamina: In the first quarter of 2021, Antamina produced 1.6 million ounces of attributable silver, an increase of approximately 20% relative to the first quarter of 2020, due to higher grades, recovery and throughput.

San Dimas: In the first quarter of 2021, San Dimas produced 10,500 ounces of attributable gold, a decrease of approximately 7% relative to the first quarter of 2020 due primarily to lower grades. As per First Majestic’s First Quarter 2021 Production Report, increased ore development activities resulted in lower average ore grades processed in the plant.

Constancia: In the first quarter of 2021, Constancia produced 0.4 million ounces of attributable silver and 2,500 ounces of attributable gold, a decrease of approximately 12% and 33%, respectively, relative to the first quarter of 2020, with the reduction in gold production being primarily due to inclusion of 2,005 ounces received in the first quarter of 2020 as a delay payment relative to Pampacancha. Hudbay Minerals Inc. (“Hudbay”) announced on April 7, 2021, that the final land user agreement for Pampacancha has been completed and Hudbay now has full access to the site and has begun pit development activities. As per Hudbay’s MD&A for the year ended December 31, 2020, Hudbay no longer expects to mine four million tonnes of ore from the Pampacancha deposit by June 30, 2021, and should they fail to meet this milestone, they will be required to deliver an additional 8,020 ounces of gold to the Company in four equal quarterly installments, commencing September 30, 2021. Hudbay and the Company are currently in discussions about, among other things, alternatives to defer the additional gold deliveries over the Pampacancha mine life.

Sudbury: In the first quarter of 2021, Vale’s Sudbury mines produced 6,200 ounces of attributable gold, a decrease of approximately 20% relative to the first quarter of 2020, due primarily to lower throughput.

Other Silver: In the first quarter of 2021, total Other Silver attributable production was 2.6 million ounces, an increase of approximately 13% relative to the first quarter of 2020 primarily due to the initial production from the Cozamin mine. As per the precious metals purchase agreement (“PMPA”) with Capstone Mining Corp. (“Capstone”), Wheaton is entitled to any silver sold from the Cozamin mine to an offtaker as of December 1, 2020, resulting in reported production in the first quarter of 2021 including some material processed in the previous quarter.

Voisey’s Bay: In the first quarter of 2021, the Voisey’s Bay mine produced 1,161,000 pounds of attributable cobalt. As at the end of the first quarter 2021, approximately 132,000 pounds of cobalt were held in inventory by Wheaton and 818,600 pounds were produced but not delivered. As per the PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey’s Bay mine in the previous quarter. As per Vale’s First Quarter 2021 Performance Report, physical completion of the Voisey’s Bay underground mine extension was 62% at the end of the first quarter and is on track for start-up in the first half of 2021, with full completion scheduled for 2023.

Rosemont: Hudbay announced on March 29, 2021, the intersection of high-grade copper sulphide and oxide mineralization at shallow depth on its wholly-owned patented mining claims located within seven kilometers of its Rosemont copper project in Arizona. As a result of the discovery, Hudbay has initiated a second phase of exploration drilling in 2021 with a 70,000 foot follow-up drill program and has doubled the number of drill rigs operating at site to six. The discovery is included in Wheaton’s area of interest under the PMPA.

Produced But Not Yet Delivered3

As at March 31, 2021, payable ounces and pounds attributable to the Company produced but not yet delivered amounted to:

•

69,300 payable gold ounces, a decrease of 1,300 ounces during Q1 2021, primarily due to a reduction during the period relative to the Salobo mine partially offset by increases at the 777 and Sudbury mines.

•	3.7 million payable silver ounces, a decrease of 0.8 million ounces during Q1 2021, primarily due to reductions during the period relative to the Antamina, Yauliyacu and Peñasquito mines.
•	5,400 payable palladium ounces, a decrease of 200 ounces during Q1 2021.
•	818,600 payable cobalt pounds.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Corporate Development

Santo Domingo Mine: On March 25, 2021, the Company announced that it had entered into a PMPA with Capstone in respect to the Santo Domingo project located in the Atacama Region, Chile. The Company will purchase 100% of the payable gold production until 285,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine. The Company will pay Capstone a total upfront cash consideration of $290 million, $30 million of which was paid on April 21, 2021, and the remainder of which is payable during construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures. In addition, Wheaton will make ongoing payments for gold ounces delivered equal to 18% of the spot gold price until the market value of gold delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot gold price thereafter.

Other Corporate Development Updates:

•	On February 19, 2021, the previously announced PMPA relative to the Cozamin mine was closed, with the upfront cash consideration of $150 million being paid to Capstone on that date.
•

On April 15, 2021, the previously announced PMPA relative to the Marmato mine was closed, with the initial upfront cash consideration of $34 million being paid to Aris Gold Corporation (“Aris”) on that date.

•	On January 5, 2021, the Company acquired a 2.0% net smelter return royalty interest relative to the Brewery Creek mine located in the Yukon Territories, Canada.

COVID-19 Community Support and Response Fund

In the second quarter of 2020, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) to support global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton and its mining partners operate. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world. As of March 31, 2021, the Company has made donations totalling approximately $3 million with the CSR Fund.

Webcast and Conference Call Details

A conference call and webcast will be held on Friday, May 7, 2021 starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	3449069
Live audio webcast:	Webcast URL

Participants should dial in five to ten minutes before the call.

The accompanying slideshow will also be available in PDF format on the ‘Events’ page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until May 14, 2021 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	3449069
Archived audio webcast:	Webcast URL

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

About Wheaton Precious Metals Corp. and Outlook

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

Wheaton’s estimated attributable production in 2021 is forecast to be 370,000 to 400,000 ounces of gold, 22.5 to 24.0 million ounces of silver, and 40,000 to 45,000 gold equivalent ounces2 (“GEOs”) of other metals, resulting in production of approximately 720,000 to 780,000 GEOs2, unchanged from previous guidance. For the five-year period ending in 2025, the Company estimates that average production will amount to 810,000 GEOs4. For the ten-year period ending in 2030, the Company estimates that average annual production will amount to 830,000 GEOs4.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

2 Commodity price assumptions for the gold equivalent production and sales in 2021 and long-term forecasts are $1,800 / ounce gold, $25 / ounce silver, and $2,300 / ounce palladium and $17.75 / pound cobalt. Other metal includes palladium and cobalt.

3 Payable gold, silver and palladium ounces and cobalt pounds produced but not yet delivered are based on management estimates only and rely upon information provided by the owners and operators of mining operations and may be revised and updated in future periods as additional information is received.

4 Gold equivalent guidance based on the commodity prices outlined in note 2 above. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, or additional expansions at Salobo outside of project currently in construction. In addition, five-year guidance also does not include any production from Rosemont, Toroparu, Kutcho, or the Victor project at Sudbury.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended March 31

(US dollars and shares in thousands, except per share amounts - unaudited)	2021	2020

Sales	$324,119	$254,789

Cost of sales

Cost of sales, excluding depletion	$78,783	$66,908

Depletion	70,173	64,841

Total cost of sales	$148,956	$131,749

Gross margin	$175,163	$123,040

General and administrative expenses	11,971	13,181

Earnings from operations	$163,192	$109,859

Other (income) expense	119	(597)

Earnings before finance costs and income taxes	$163,073	$110,456

Finance costs	1,573	7,118

Earnings before income taxes	$161,500	$103,338

Income tax recovery (expense)	502	(8,442)

Net earnings	$162,002	$94,896

Basic earnings per share	$0.360	$0.212

Diluted earnings per share	$0.360	$0.211

Weighted average number of shares outstanding

Basic	449,509	447,805

Diluted	450,600	448,891

Condensed Interim Consolidated Balance Sheets

	As at March 31	As at December 31
(US dollars in thousands - unaudited)	2021	2020

Assets

Current assets

Cash and cash equivalents	$191,162	$192,683

Accounts receivable	6,094	5,883

Other	4,228	3,265

Total current assets	$201,484	$201,831

Non-current assets

Mineral stream interests	$5,568,364	$5,488,391

Early deposit mineral stream interests	33,991	33,241

Mineral royalty interest	6,606	3,047

Long-term equity investments	86,522	199,878

Convertible notes receivable	12,591	11,353

Property, plant and equipment	5,991	6,289

Other	12,863	13,242

Total non-current assets	$5,726,928	$5,755,441

Total assets	$5,928,412	$5,957,272

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$10,394	$13,023

Dividends payable	58,478	–

Current portion of performance share units	26,428	17,297

Current portion of lease liabilities	789	773

Other	883	76

Total current liabilities	$96,972	$31,169

Non-current liabilities

Bank debt	$-	$195,000

Lease liabilities	2,687	2,864

Deferred income taxes	235	214

Performance share units	3,250	11,784

Pension liability	1,841	1,670

Total non-current liabilities	$8,013	$211,532

Total liabilities	$104,985	$242,701

Shareholders’ equity

Issued capital	$3,656,400	$3,646,291

Reserves	68,986	126,882

Retained earnings	2,098,041	1,941,398

Total shareholders’ equity	$5,823,427	$5,714,571

Total liabilities and shareholders’ equity	$5,928,412	$5,957,272

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31

(US dollars in thousands - unaudited)	2021	2020

Operating activities

Net earnings	$162,002	$94,896

Adjustments for

Depreciation and depletion	70,649	65,352

Interest expense	262	5,978

Equity settled stock based compensation	1,325	1,503

Performance share units	305	3,277

Pension expense	151	35

Income tax expense (recovery)	(502)	8,442

Loss (gain) on fair value adjustment of share purchase warrants held	950	71

Fair value (gain) loss on convertible note receivable	(1,238)	790

Investment income recognized in net earnings	(2)	(117)

Other	593	(317)

Change in non-cash working capital	(1,972)	4,620

Cash generated from operations before income taxes and interest	$232,523	$184,530

Income taxes recovered (paid)	(30)	89

Interest paid	(341)	(7,148)

Interest received	2	117

Cash generated from operating activities	$232,154	$177,588

Financing activities

Bank debt repaid	$(195,000)	$(159,000)

Credit facility extension fees	-	(1,360)

Share purchase options exercised	4,793	6,922

Lease payments	(214)	(167)

Cash (used for) generated from financing activities	$(190,421)	$(153,605)

Investing activities

Mineral stream interests	$(151,019)	$-

Early deposit mineral stream interests	(750)	(750)

Mineral royalty interest	(3,561)	-

Proceeds on disposal of long-term investments	112,188	-

Other	(134)	(257)

Cash generated from (used for) investing activities	$(43,276)	$(1,007)

Effect of exchange rate changes on cash and cash equivalents	$22	$(286)

(Decrease) increase in cash and cash equivalents	$(1,521)	$22,690

Cash and cash equivalents, beginning of period	192,683	103,986

Cash and cash equivalents, end of period	$191,162	$126,676

Summary of Units Produced

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019

Gold ounces produced ²

Salobo	46,622	62,854	63,408	59,104	62,575	74,716	73,615	67,056

Sudbury [3]	6,208	6,659	3,798	9,257	7,795	6,468	6,082	9,360

Constancia [8]	2,453	3,929	3,780	3,470	3,681	4,757	5,172	4,533

San Dimas [4,8]	10,491	11,652	9,228	6,074	11,318	11,352	11,239	11,496

Stillwater [5]	3,041	3,290	3,176	3,222	2,955	3,585	3,238	3,675

Other

Minto [6]	2,638	789	1,832	2,928	2,124	2,189	-	-

777 [9]	6,280	2,866	5,278	4,728	4,551	3,987	4,278	4,788

Total Other	8,918	3,655	7,110	7,656	6,675	6,176	4,278	4,788

Total gold ounces produced	77,733	92,039	90,500	88,783	94,999	107,054	103,624	100,908

Silver ounces produced [2]

Peñasquito [8]	2,202	2,014	1,992	967	2,658	1,895	2,026	702

Antamina [8]	1,577	1,930	1,516	612	1,311	1,342	1,223	1,334

Constancia [8]	406	478	430	254	461	632	686	552

Other

Los Filos [8]	23	6	17	14	29	55	33	37

Zinkgruvan	420	515	498	389	662	670	587	590

Yauliyacu [8]	737	454	679	273	557	358	620	627

Stratoni	165	185	156	148	183	147	131	172

Minto [6]	21	16	15	19	18	18	-	-

Neves-Corvo	345	420	281	479	377	385	431	392

Aljustrel	474	440	348	388	352	325	240	322

Cozamin	230	-	-	-	-	-	-	-

Keno Hill	24	-	-	-	-	-	-	-

777 [9]	130	51	96	108	96	81	62	93

Total Other	2,569	2,087	2,090	1,818	2,274	2,039	2,104	2,233

Total silver ounces produced	6,754	6,509	6,028	3,651	6,704	5,908	6,039	4,821

Palladium ounces produced ²

Stillwater [5]	5,769	5,672	5,444	5,759	5,312	6,057	5,471	5,736

Cobalt pounds produced ²

Voisey’s Bay	1,160,921	-	-	-	-	-	-	-

GEOs produced [7]	190,359	189,682	181,184	146,857	194,901	196,850	194,499	175,185

SEOs produced [7]	13,706	13,657	13,045	10,574	14,033	14,173	14,004	12,613

Average payable rate [2]

Gold	95.0%	95.2%	95.3%	94.7%	95.1%	95.6%	95.1%	95.3%

Silver	86.6%	86.3%	86.1%	81.9%	85.6%	85.3%	85.1%	83.3%

Palladium	85.1%	98.2%	97.0%	86.5%	93.0%	99.4%	83.5%	87.6%

Cobalt	93.3%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

GEO [7]	90.4%	91.1%	91.1%	89.8%	90.4%	91.5%	90.4%	90.4%

1)	All figures in thousands except cobalt pounds and gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q1-2021 – 437,000 ounces; Q4-2020 – 476,000 ounces; Q3-2020 – 420,000 ounces; Q2-2020 – 276,000 ounces; Q1-2020 – 419,000 ounces; Q4-2019 – 415,000 ounces; Q3-2019 – 410,000 ounces; and Q2-2019 – 401,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

8)

Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted. Additionally, operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community.

9)	Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip.

Summary of Units Sold

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019

Gold ounces sold

Salobo	51,423	53,197	59,584	68,487	74,944	58,137	63,064	57,715

Sudbury [2]	3,691	7,620	7,858	7,414	4,822	7,394	7,600	8,309

Constancia [7]	1,676	3,853	4,112	3,024	3,331	5,108	4,742	4,409

San Dimas [7]	10,273	11,529	9,687	6,030	11,358	11,499	11,374	10,284

Stillwater [3]	3,074	3,069	3,015	3,066	3,510	2,925	3,314	3,301

Other

Minto [4]	2,390	1,540	-	-	-	-	-	765

777	2,577	5,435	5,845	4,783	2,440	4,160	4,672	5,294

Total Other	4,967	6,975	5,845	4,783	2,440	4,160	4,672	6,059

Total gold ounces sold	75,104	86,243	90,101	92,804	100,405	89,223	94,766	90,077

Silver ounces sold

Peñasquito [7]	2,174	1,417	1,799	1,917	2,310	1,268	1,233	912

Antamina [7]	1,930	1,669	1,090	788	1,244	1,227	1,059	1,186

Constancia [7]	346	442	415	254	350	672	521	478

Other

Los Filos [7]	27	-	19	25	37	26	44	26

Zinkgruvan	293	326	492	376	447	473	459	337

Yauliyacu [7]	1,014	15	580	704	9	561	574	542

Stratoni	117	169	134	77	163	120	126	240

Minto [4]	26	20	-	-	-	-	-	2

Neves-Corvo	239	145	201	236	204	154	243	194

Aljustrel	257	280	148	252	123	121	139	216

Cozamin	173	-	-	-	-	-	-	-

Keno Hill	12	-	-	-	-	-	-	-

777	49	93	121	100	41	62	86	108

Total Other	2,207	1,048	1,695	1,770	1,024	1,517	1,671	1,665

Total silver ounces sold	6,657	4,576	4,999	4,729	4,928	4,684	4,484	4,241

Palladium ounces sold

Stillwater [3]	5,131	4,591	5,546	4,976	4,938	5,312	4,907	5,273

Cobalt pounds sold

Voisey’s Bay	132,277	-	-	-	-	-	-	-

GEOs sold [5]	175,419	155,665	166,611	164,844	175,154	161,066	163,314	155,723

SEOs sold [5]	12,630	11,208	11,996	11,869	12,611	11,597	11,759	11,212

Cumulative payable units PBND [6]

Gold ounces	69,262	70,555	75,750	79,632	88,383	98,475	85,335	81,535

Silver ounces	3,717	4,486	3,437	3,222	4,961	4,142	3,796	3,102

Palladium ounces	5,373	5,597	4,616	4,883	4,875	4,872	4,163	4,504

Cobalt pounds	818,584	-	-	-	-	-	-	-

GEO [5]	135,828	140,008	129,391	130,623	163,521	162,225	143,380	130,374

SEO [5]	9,198	10,081	9,316	9,405	11,774	11,680	10,323	9,387

Inventory on hand

Cobalt pounds	132,277	-	-	-	-	-	-	-

1)	All figures in thousands except cobalt pounds and gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

6)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

7)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2021

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit)[3]	Average Depletion ($‘s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	46,622	51,423	$1,796	$412	$374	$92,356	$51,946	$71,163	$2,490,127
Sudbury [4]	6,208	3,691	1,812	400	1,024	6,688	1,431	5,219	317,235
Constancia	2,453	1,676	1,796	408	315	3,010	1,798	2,326	105,041
San Dimas	10,491	10,273	1,796	612	322	18,450	8,851	12,162	178,891
Stillwater	3,041	3,074	1,796	329	397	5,521	3,290	4,510	223,090
Other [5]	8,918	4,967	1,812	629	—	9,000	5,878	5,855	7,591
	77,733	75,104	$1,798	$450	$374	$135,025	$73,194	$101,235	$3,321,975

Silver
Peñasquito	2,202	2,174	$26.21	$4.29	$3.55	$56,983	$39,940	$47,655	$342,857
Antamina	1,577	1,930	26.21	5.18	7.53	50,581	26,058	40,591	612,401
Constancia	406	346	26.21	6.02	7.56	9,072	4,372	6,988	214,428
Other [6]	2,569	2,207	25.95	9.41	6.30	57,247	22,589	39,098	612,237
	6,754	6,657	$26.12	$6.33	$5.82	$173,883	$92,959	$134,332	$1,781,923

Palladium
Stillwater	5,769	5,131	$2,392	$427	$442	$12,275	$7,813	$10,084	$239,118
Cobalt
Voisey’s Bay	1,160,921	132,277	$22.19	$4.98	$8.17	$2,936	$1,197	$(966)	$225,348
Operating results						$324,119	$175,163	$244,685	$5,568,364

Other
General and administrative							$(11,971)	$(13,592)
Finance costs							(1,573)	(1,229)
Other							(119)	2,320
Income tax							502	(30)

Total other							$(13,161)	$(12,531)	$360,048
							$162,002	$232,154	$5,928,412

1)

Units produced and sold relative to gold, silver and palladium are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777, Minto and Marmato gold interests, the non-operating Rosemont gold interest and the newly acquired Santo Domingo gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests and the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2021 were as follows:

Three Months Ended March 31, 2021

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	190,359	175,419	$1,848	$449	$1,399	$400	$999
Silver equivalent basis [5]	13,706	12,630	$25.66	$6.24	$19.42	$5.56	$13.86

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

Three Months Ended March 31, 2020

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit)[3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	62,575	74,944		$1,589		$408		$374	$119,094	$60,459	$89,137	$2,577,202
Sudbury [4]	7,795	4,822		1,585		400		828	7,641	1,719	5,616	340,050
Constancia	3,681	3,331		1,589		404		338	5,294	2,823	3,948	109,281
San Dimas	11,318	11,358		1,589		606		315	18,049	7,587	11,166	190,787
Stillwater	2,955	3,510		1,589		284		449	5,578	3,006	4,582	228,418
Other [5]	6,675	2,440		1,585		420		305	3,866	2,096	2,840	12,424
	94,999	100,405		$1,589		$426		$389	$159,522	$77,690	$117,289	$3,458,162

Silver
Peñasquito	2,658	2,310		$17.41		$4.26		$3.24	$40,223	$22,893	$30,383	$367,212
Antamina	1,311	1,244		17.41		3.43		8.74	21,661	6,524	17,397	657,937
Constancia	461	350		17.41		5.96		7.63	6,088	1,337	4,004	225,520
Other [6]	2,274	1,024		15.57		5.83		2.56	15,945	7,345	14,126	485,068
	6,704	4,928		$17.03		$4.50		$4.80	$83,917	$38,099	$65,910	$1,735,737

Palladium
Stillwater	5,312	4,938		$2,298		$402		$428	$11,350	$7,251	$9,364	$247,856

Cobalt
Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$254,789	$123,040	$192,563	$5,669,265

Other
General and administrative										$(13,181)	$(10,732)
Finance costs										(7,118)	(8,110)
Other										597	3,778
Income tax										(8,442)	89

Total other										$(28,144)	$(14,975)	$407,676
										$94,896	$177,588	$6,076,941

1)

Units produced and sold relative to gold, silver and palladium are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2020 were as follows:

Three Months Ended March 31, 2020

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	194,901	175,154	$1,455	$382	$1,073	$370	$703
Silver equivalent basis [5]	14,033	12,611	$20.20	$5.31	$14.89	$5.14	$9.75

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis, with the Company receiving its first deliveries of cobalt relative to its Voisey’s Bay PMPA during the first quarter of 2021; and (iv) cash operating margin. The Company has removed the non-IFRS measure relative to net debt as Wheaton fully repaid its debt during the first quarter of 2021.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges, non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2021	2020

Net earnings	$162,002	$94,896
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	950	71
(Gain) loss on fair value adjustment of convertible notes receivable	(1,238)	790
Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	1,568	(1,480)
Income tax expense (recovery) recognized in the Statement of OCI	(2,137)	9,853
Other	(13)	403

Adjusted net earnings	$161,132	$104,533

Divided by:
Basic weighted average number of shares outstanding	449,509	447,805
Diluted weighted average number of shares outstanding	450,600	448,891

Equals:
Adjusted earnings per share - basic	$0.358	$0.233
Adjusted earnings per share - diluted	$0.358	$0.233

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2021	2020
Cash generated by operating activities	$232,154	$177,588

Divided by:
Basic weighted average number of shares outstanding	449,509	447,805
Diluted weighted average number of shares outstanding	450,600	448,891

Equals:
Operating cash flow per share - basic	$0.516	$0.397
Operating cash flow per share - diluted	$0.515	$0.396

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces and cobalt pounds sold and per unit amounts)	2021	2020
Cost of sales	$148,956		$131,749
Less: depletion	(70,173)		(64,841)
Cash cost of sales	$78,783		$66,908
Cash cost of sales is comprised of:
Total cash cost of gold sold	$33,774		$42,759
Total cash cost of silver sold	42,160		22,163
Total cash cost of palladium sold	2,191		1,986
Total cash cost of cobalt sold	658		-
Total cash cost of sales	$78,783		$66,908

Divided by:
Total gold ounces sold	75,104		100,405
Total silver ounces sold	6,657		4,928
Total palladium ounces sold	5,131		4,938
Total cobalt pounds sold	132,277		-

Equals:
Average cash cost of gold (per ounce)	$450		$426
Average cash cost of silver (per ounce)	$6.33		$4.50
Average cash cost of palladium (per ounce)	$427		$402
Average cash cost of cobalt (per pound)	$4.98	$	n.a.

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31

(in thousands, except for cobalt pounds, gold and palladium ounces sold and per unit amounts)	2021	2020
Total sales:
Gold	$135,025		$159,522
Silver	$173,883		$83,917
Palladium	$12,275		$11,350
Cobalt	$2,936		$-
Divided by:
Total gold ounces sold	75,104		100,405
Total silver ounces sold	6,657		4,928
Total palladium ounces sold	5,131		4,938
Total cobalt pounds sold	132,277		-
Equals:
Average realized price of gold (per ounce)	$1,798		$1,589
Average realized price of silver (per ounce)	$26.12		$17.03
Average realized price of palladium (per ounce)	$2,392		$2,298
Average realized price of cobalt (per pound)	$22.19	$	n.a.
Less:
Average cash cost of gold [1] (per ounce)	$(450)		$(426)
Average cash cost of silver [1] (per ounce)	$(6.33)		$(4.50)
Average cash cost of palladium [1] (per ounce)	$(427)		$(402)
Average cash cost of cobalt [1] (per pound)	$(4.98)	$	n.a.
Equals:
Cash operating margin per gold ounce sold	$1,348		$1,163
As a percentage of realized price of gold	75%		73%
Cash operating margin per silver ounce sold	$19.79		$12.53
As a percentage of realized price of silver	76%		74%
Cash operating margin per palladium ounce sold	$1,965		$1,896
As a percentage of realized price of palladium	82%		83%
Cash operating margin per cobalt pound sold	$17.21	$	n.a.
As a percentage of realized price of cobalt	78%		n.a.

1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of the listing of the Company’s common shares on the LSE, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton’s production and cash flow profile, projected changes to Wheaton’s production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company’s business structure, the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company’s assessment of the impact of any tax reassessments, the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement, , and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class action and audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton’s interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence), credit and liquidity, indebtedness and guarantees, mine operator concentration, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining

Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, Wheaton’s Form 40-F for the year ended December 31, 2020 and Form 6-K filed March 11, 2021 both on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

For further information, please contact:

Patrick Drouin or Emma Murray

Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com